Exhibit 12.1
Chatham Lodging Trust
Computation of Ratio of Earnings to Combined Charges and Preferred Share Dividend(1)

	2014	2013	2012	2011(2)	2010(3)	2009(4)
Calculation of Earnings
Pretax income (loss) from continuing operations	67,186	3,106	(1,375)	(9,036)	(1,200)	—
Plus: Fixed charges	21,619	11,825	14,845	8,394	981	—
Plus: Amortization of capitalized interest	—	—	—	—	—	—
Plus: Distributed income of equity investees	2,053	13,939	21,202	—	—	—
Plus: Share of pre-tax losses of equity investees for which charges from guarantees are included in fixed charges		—	—	—	—	—
Less: Interest capitalized		—	—	—	—	—
Less: Preference security dividend requirements of consolidated subsidiaries		—	—	—	—	—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges		—	—	—	—	—
Total Earnings	90,858	28,870	34,672	(642)	(219)	—

Fixed Charges
Interest expense (including amortization of issuance costs)	21,354	11,580	14,641	8,190	932	—
Preferred dividends	—	—	—	—	—	—
Accruals for guarantees of other parties' obligations	—	—	—	—	—	—
Estimated interest component of rental expense	265	245	204	204	49	—
Total Combined Fixed Charges and Preferred Share Dividends	21,619	11,825	14,845	8,394	981	—

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends	4.2	2.44	2.34	—	—	—

(1)	We have not issued preferred shares and, accordingly, no preferred share dividends were declared or paid for any of the periods presented.
(2)
Earnings for the year ended December 31, 2011 were less than zero. As a result the coverage ratio was less than 1:1. The total fixed charges amount for that period were $8,394,000 and the total earnings amount was $(643,000). The amount of the deficiency, or additional earnings we would need to generate to achieve a coverage ratio of 1:1, was approximately $9,037,000.

(3)
Earnings for the year ended December 31, 2010 were less than zero. As a result the coverage ratio was less than 1:1. The total fixed charges amount for that period were $981,000 and the total earnings amount was $(220,000). The amount of the deficiency, or additional earnings we would need to generate to achieve a coverage ratio of 1:1, was approximately $1,201,000.

(4)
Earnings for the period from October 26, 2009 (the day that our operations commenced) through December 31, 2009 were less than zero. As a result the coverage ratio was less than 1:1. The total fixed charges amount for that period were $0 and the total earnings amount was $0. The amount of the deficiency, or additional earnings we would need to generate to achieve a coverage ratio of 1:1, was $0.